Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings (Loss) Per Share
(In thousands, except per share data, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Basic
Earnings:
Net income (loss) attributable to common shareholders	$(2,229)	$(7,976)	$9,073	$(3,022)

Shares:
Average common shares outstanding	8,126	8,667	8,091	8,553

Basic earnings (loss) per common share	$(0.27)	$(0.92)	$1.12	$(0.35)

Assuming full dilution
Earnings:
Net income (loss) attributable to common shareholders	$(2,229)	$(7,976)	$9,073	$(3,022)

Shares:
Average common shares outstanding	8,126	8,667	8,091	8,553
Potentially dilutive common shares outstanding	203	222	241	293
Diluted average common shares outstanding	8,329	8,889	8,332	8,846

Diluted earnings (loss) per common share	$(0.27)	$(0.90)	$1.09	$(0.34)

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended September 30, 2013 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended September 30, 2012 excludes from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

The calculation of diluted earnings per share for the nine months ended September 30, 2013 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the nine months ended September 30, 2012 excludes from the denominator zero options and 132 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.